UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): October 25, 2006



THE DIXIE GROUP

THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

345-B Nowlin Lane, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

(423) 510-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   **Entry into a Material Definitive Agreement.**

On October 25, 2006, The Dixie Group, Inc. ("Dixie"), each of the subsidiaries of Dixie as guarantors, Bank of America, N.A., in its capacity as collateral and administrative agent for the Lenders, and the Lenders entered into that certain Fourth Amendment to the Amended and Restated Loan and Security Agreement (the "Fourth Amendment"). The Fourth Amendment amends that certain Amended and Restated Loan and Security Agreement, dated April 14, 2004 (the "Loan Agreement"). Among other things, the Fourth Amendment reduces the applicable margin for Revolver and Term loans denominated as base rate or LIBOR loans under the Agreement such that the applicable interest rate on base rate loans ranges from a low of the base rate to a high of 0.50% over the base rate and the applicable interest rate on LIBOR loans ranges from a low of 1.00% over LIBOR to a high of 2.75% over LIBOR. In all other respects the Agreement is ratified, reaffirmed, and unchanged.

Item 9.01.   **Financial Statements and Exhibits.**

(d)   Exhibits

(10.1)   Fourth Amendment dated October 25, 2006, to Amended and Restated Loan and Security Agreement, by and among The Dixie Group, Inc., each of its subsidiaries as guarantors, Bank of America, N.A., in its capacity as collateral and administrative agent for the Lenders, and the Lenders (as such term is defined in the Loan Agreement).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 27, 2006   **THE DIXIE GROUP, INC.**

                                           By: /s/ Gary A. Harmon
                                          Gary A. Harmon
                                          Chief Financial Officer